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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           M. H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                              Mr. John P. Leighton
                         c/o M. H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 30, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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




------------------------------------------------------------------------------------------------------
CUSIP No. 55301Q 102                                 SCHEDULE 13D
------------------------------------------------------------------------------------------------------


======================================================================================================
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John P. Leighton
-----------------------------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)           (a) [ ]
                                                                                         (b) [x]
-----------------------------------------------------------------------------------------------------
    3.     SEC USE ONLY

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    4.     SOURCE OF FUNDS
           SC
-----------------------------------------------------------------------------------------------------
    5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                                              [ ]

-----------------------------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
-----------------------------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER

                               750,000
        NUMBER OF     -------------------------------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER
        BENEFICIALLY
        OWNED BY               2,451,190
        EACH
        REPORTING     -------------------------------------------------------------------------------
        PERSON WITH       9.   SOLE DISPOSITIVE POWER

                               750,000
                      -------------------------------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER

                               1,234,690
-----------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,201,190
-----------------------------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                        [ ]
-----------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.5%
-----------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
=====================================================================================================
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         John P. Leighton hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on
January 23, 2003 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share
("Common Stock"), of M. H. MEYERSON & CO., INC., a New Jersey corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule is supplemented by inserting the following text as the second paragraph thereof:

                  "On January 30, 2003, Mr. Leighton's employment arrangements with the Company were amended such that an additional 375,000 shares of Common Stock were granted to Mr. Leighton. Options to purchase 375,000 shares of Common Stock, previously granted to Mr. Leighton, but subject to shareholder approval, were rescinded prior to submission to shareholders for such approval."

Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule is hereby amended by deleting the second full paragraph thereof and inserting the following text as and for the second full paragraph thereof:

                  "Mr. Leighton may acquire additional shares of Common Stock upon (i) the vesting and exercise of up to 1,000,000 shares of Common Stock pursuant to the Warrant, dated January 14, 2003, issued by the Company and (ii) the exercise of a right of first refusal to purchase up to 1,234,690 shares of Common
                  Stock from Martin H. Meyerson, Co-Chairman of the Company (the
                  "Right of First Refusal"). Shareholder approval must be received prior to Mr. Leighton's exercise of the warrant referred to in clause (i) above. See Item 6."

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Leighton beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended)
                  3,201,190 shares, or 43.5% of the shares of Common Stock outstanding as of January 30, 2003. 1,234,690 of such shares are purchasable by Mr. Leighton pursuant to the Right of First
                  Refusal.

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:


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                  "Mr. Leighton has sole voting power over 750,000 shares of
                  Common Stock and shared voting power over 2,451,190 shares of
                  Common Stock. Mr. Leighton has sole dispositive power over
                  750,000 shares of Common Stock and shared dispositive power over 1,234,690 shares of Common Stock."

Item 5(c) of the Schedule is hereby supplemented by inserting the following text as the second full paragraph thereof:

                  "On January 30, 2003, Mr. Leighton's employment arrangements with the Company were amended such that an additional
                  375,000 shares of Common Stock were issued to Mr. Leighton by the Company without payment of any further amounts by Mr.
                  Leighton."

Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

                  "On January 30, 2003, the Stockholders' Agreement was amended to delete the reference to the issuance of options to purchase
                  375,000 shares of Common Stock to Mr. Leighton."

Item 7.  Material To Be Filed As Exhibits.

              (e) First Amendment, dated as of January 30, 2003, to
                  Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on Schedule I thereto.

              (f) First Amendment, dated as of January 30, 2003, to
                  Employment Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

              (g) Termination of Option Agreement, dated as of January 30,
                  2003, by and between M.H. MEYERSON & CO., INC. and John P.
                  Leighton.


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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ John P. Leighton
                                            --------------------
                                            John P. Leighton


Date:  February 19, 2003













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                                  EXHIBIT INDEX


              (e) First Amendment, dated as of January 30, 2003, to
                  Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on Schedule I thereto.

              (f) First Amendment, dated as of January 30, 2003, to
                  Employment Agreement, dated as of January 14, 2003 by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

              (g) Termination of Option Agreement, dated as of January 30,
                  2003, by and between M.H. MEYERSON & CO., INC. and John P.
                  Leighton.